UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE
13d-1(a) UNDER THE SECURITIES EXCHANGE ACT OF 1934

STONEMOR PARTNERS L.P.

(Name of Issuer)

COMMON UNITS REPRESENTING LIMITED PARTNER INTERESTS

(Title of Class of Securities)

86183Q 10 0

(Cusip Number)

Attn: Judith Bornstein
McCown De Leeuw & Co., LLC
525 Middlefield Rd, Suite 210
Menlo Park, California, 94025
Tel: (650) 854-6000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 20, 2004

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 16 pages

CUSIP No. 86183Q 10 0

1.	Name of Reporting Person; I.R.S. Identification Nos. of above persons (entities only): CFSI LLC IRS IDENTIFICATION NO. 23-2993015

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒ (1)
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐ N/A

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 13,532 (2),(3)

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 13,532 (2),(3)

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 13,532 (2),(3)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐ N/A

13.	Percent of Class Represented by Amount in Row (11): 0.3%

14.	Type of Reporting Person (See Instructions): OO

(1)	CFSI LLC, McCown De Leeuw & Co. IV, L.P., McCown De Leeuw & Co IV Associates, L.P., Delta Fund LLC, MDC Management Company IV, LLC (collectively, the “MDC Entities”), Robert B. Hellman, Jr., George McCown and David De Leeuw may be deemed to be members of a group for purposes of this Schedule 13D.

(2)	As described in Item 4 below, upon closing of StoneMor Partners L.P.’s (the “Issuer”) initial public offering, CFSI LLC acquired an aggregate of 564,782 common units and 4,239,782 subordinated units of the Issuer. On September 23, 2004, the underwriters for the Issuer’s initial public offering exercised their over-allotment option with respect to 551,250 common units of the Issuer. Pursuant to the terms of the Issuer’s Amended and Restated Agreement of Limited Partnership, one half of the net proceeds received from the underwriters’ exercise of such over-allotment option were used by the Issuer to redeem 551,250 of the 564,782 common units held by CFSI LLC. As a result of such redemption, CFSI LLC currently owns 13,532 common units.

(3)	The Issuer is controlled by its general partner, StoneMor GP LLC. The Board of Directors of the General Partner is elected by a plurality vote of its Class A units, which are all held by CFSI LLC. CFSI LLC owns 13,532 common units and 4,239,782 subordinated units of the Issuer. Each other MDC Entity is deemed to beneficially own such units of the Issuer and to have sole voting and dispositive power over such common units. CFSI LLC is controlled in part by its Board of Managers. McCown De Leeuw & Co. IV, L.P. together with its affiliate funds (McCown De Leeuw & Co. IV Associates, L.P. and Delta Fund LLC) has the right to designate for election a majority of the managers of the Board of Managers of CFSI LLC pursuant to the limited liability company agreement of CFSI LLC. MDC Management Company IV, LLC is the general partner of McCown De Leeuw & Co. IV, L.P. and McCown De Leeuw & Co. IV Associates, L.P. and therefore may be deemed to beneficially own all common units beneficially owned by these entities. Certain key voting and divestiture decisions are made by the unanimous consent of the managing members of MDC Management Company IV, LLC, who are Robert B. Hellman, Jr., George McCown and David De Leeuw. Therefore such individuals may be deemed to share voting and dispositive power over such units.

Page 2 of 16 pages

CUSIP No. 86183Q 10 0

1.	Name of Reporting Person; I.R.S. Identification Nos. of above persons (entities only): McCown De Leeuw & Co., IV, L.P. IRS IDENTIFICATION NO. 94-3276089

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒ (1)
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐ N/A

6.	Citizenship or Place of Organization: California

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 13,532 (2),(3)

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 13,532 (2),(3)

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 13,532 (2),(3)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐ N/A

13.	Percent of Class Represented by Amount in Row (11): 0.3%

14.	Type of Reporting Person (See Instructions): PN

(1)	The MDC Entities, Robert B. Hellman, Jr., George McCown and David De Leeuw may be deemed to be members of a group for purposes of this Schedule 13D.

(2)	As described in Item 4 below, upon closing of the Issuer’s initial public offering, CFSI LLC acquired an aggregate of 564,782 common units and 4,239,782 subordinated units of the Issuer. On September 23, 2004, the underwriters for the Issuer’s initial public offering exercised their over-allotment option with respect to 551,250 common units of the Issuer. Pursuant to the terms of the Issuer’s Amended and Restated Agreement of Limited Partnership, one half of the net proceeds received from the underwriters’ exercise of such over-allotment option were used by the Issuer to redeem 551,250 of the 564,782 common units held by CFSI LLC. As a result of such redemption, CFSI LLC currently owns 13,532 common units.

(3)	The Issuer is controlled by its general partner, StoneMor GP LLC. The Board of Directors of the General Partner is elected by a plurality vote of its Class A units, which are all held by CFSI LLC. CFSI LLC owns 13,532 common units and 4,239,782 subordinated units of the Issuer. Each other MDC Entity is deemed to beneficially own such units of the Issuer and to have sole voting and dispositive power over such common units. CFSI LLC is controlled in part by its Board of Managers. McCown De Leeuw & Co. IV, L.P. together with its affiliate funds (McCown De Leeuw & Co. IV Associates, L.P. and Delta Fund LLC) has the right to designate for election a majority of the managers of the Board of Managers of CFSI LLC pursuant to the limited liability company agreement of CFSI LLC. MDC Management Company IV, LLC is the general partner of McCown De Leeuw & Co. IV, L.P. and McCown De Leeuw & Co. IV Associates, L.P. and therefore may be deemed to beneficially own all common units beneficially owned by these entities. Certain key voting and divestiture decisions are made by the unanimous consent of the managing members of MDC Management Company IV, LLC, who are Robert B. Hellman, Jr., George McCown and David De Leeuw. Therefore such individuals may be deemed to share voting and dispositive power over such units.

Page 3 of 16 pages

CUSIP No. 86183Q 10 0

1.	Name of Reporting Person; I.R.S. Identification Nos. of above persons (entities only): McCown De Leeuw & Co., IV Associates, L.P. IRS IDENTIFICATION NO. 94-3291961

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒ (1)
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐ N/A

6.	Citizenship or Place of Organization: California

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 13,532 (2),(3)

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 13,532 (2),(3)

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 13,532 (2),(3)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐ N/A

13.	Percent of Class Represented by Amount in Row (11): 0.3%

14.	Type of Reporting Person (See Instructions): PN

(1)	The MDC Entities, Robert B. Hellman, Jr., George McCown and David De Leeuw may be deemed to be members of a group for purposes of this Schedule 13D.

(2)	As described in Item 4 below, upon closing of the Issuer’s initial public offering, CFSI LLC acquired an aggregate of 564,782 common units and 4,239,782 subordinated units of the Issuer. On September 23, 2004, the underwriters for the Issuer’s initial public offering exercised their over-allotment option with respect to 551,250 common units of the Issuer. Pursuant to the terms of the Issuer’s Amended and Restated Agreement of Limited Partnership, one half of the net proceeds received from the underwriters’ exercise of such over-allotment option were used by the Issuer to redeem 551,250 of the 564,782 common units held by CFSI LLC. As a result of such redemption, CFSI LLC currently owns 13,532 common units.

(3)	The Issuer is controlled by its general partner, StoneMor GP LLC. The Board of Directors of the General Partner is elected by a plurality vote of its Class A units, which are all held by CFSI LLC. CFSI LLC owns 13,532 common units and 4,239,782 subordinated units of the Issuer. Each other MDC Entity is deemed to beneficially own such units of the Issuer and to have sole voting and dispositive power over such common units. CFSI LLC is controlled in part by its Board of Managers. McCown De Leeuw & Co. IV, L.P. together with its affiliate funds (McCown De Leeuw & Co. IV Associates, L.P. and Delta Fund LLC) has the right to designate for election a majority of the managers of the Board of Managers of CFSI LLC pursuant to the limited liability company agreement of CFSI LLC. MDC Management Company IV, LLC is the general partner of McCown De Leeuw & Co. IV, L.P. and McCown De Leeuw & Co. IV Associates, L.P. and therefore may be deemed to beneficially own all common units beneficially owned by these entities. Certain key voting and divestiture decisions are made by the unanimous consent of the managing members of MDC Management Company IV, LLC, who are Robert B. Hellman, Jr., George McCown and David De Leeuw. Therefore such individuals may be deemed to share voting and dispositive power over such units.

Page 4 of 16 pages

CUSIP No. 86183Q 10 0

1.	Name of Reporting Person; I.R.S. Identification Nos. of above persons (entities only): Delta Fund LLC IRS IDENTIFICATION NO. 94-3293618

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒ (1)
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐ N/A

6.	Citizenship or Place of Organization: California

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 13,532 (2),(3)

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 13,532 (2),(3)

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 13,532 (2),(3)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐ N/A

13.	Percent of Class Represented by Amount in Row (11): 0.3%

14.	Type of Reporting Person (See Instructions): OO

(1)	The MDC Entities, Robert B. Hellman, Jr., George McCown and David De Leeuw may be deemed to be members of a group for purposes of this Schedule 13D.

(2)	As described in Item 4 below, upon closing of the Issuer’s initial public offering, CFSI LLC acquired an aggregate of 564,782 common units and 4,239,782 subordinated units of the Issuer. On September 23, 2004, the underwriters for the Issuer’s initial public offering exercised their over-allotment option with respect to 551,250 common units of the Issuer. Pursuant to the terms of the Issuer’s Amended and Restated Agreement of Limited Partnership, one half of the net proceeds received from the underwriters’ exercise of such over-allotment option were used by the Issuer to redeem 551,250 of the 564,782 common units held by CFSI LLC. As a result of such redemption, CFSI LLC currently owns 13,532 common units.

(3)	The Issuer is controlled by its general partner, StoneMor GP LLC. The Board of Directors of the General Partner is elected by a plurality vote of its Class A units, which are all held by CFSI LLC. CFSI LLC owns 13,532 common units and 4,239,782 subordinated units of the Issuer. Each other MDC Entity is deemed to beneficially own such units of the Issuer and to have sole voting and dispositive power over such common units. CFSI LLC is controlled in part by its Board of Managers. McCown De Leeuw & Co. IV, L.P. together with its affiliate funds (McCown De Leeuw & Co. IV Associates, L.P. and Delta Fund LLC) has the right to designate for election a majority of the managers of the Board of Managers of CFSI LLC pursuant to the limited liability company agreement of CFSI LLC. MDC Management Company IV, LLC is the general partner of McCown De Leeuw & Co. IV, L.P. and McCown De Leeuw & Co. IV Associates, L.P. and therefore may be deemed to beneficially own all common units beneficially owned by these entities. Certain key voting and divestiture decisions are made by the unanimous consent of the managing members of MDC Management Company IV, LLC, who are Robert B. Hellman, Jr., George McCown and David De Leeuw. Therefore such individuals may be deemed to share voting and dispositive power over such units.

Page 5 of 16 pages

CUSIP No. 86183Q 10 0

1.	Name of Reporting Person; I.R.S. Identification Nos. of above persons (entities only): MDC Management Company IV, LLC IRS IDENTIFICATION NO. 94-3276090

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒ (1)
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐ N/A

6.	Citizenship or Place of Organization: California

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 13,532 (2),(3)

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 13,532 (2),(3)

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 13,532 (2),(3)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐ N/A

13.	Percent of Class Represented by Amount in Row (11): 0.3%

14.	Type of Reporting Person (See Instructions): OO

(1)	The MDC Entities, Robert B. Hellman, Jr., George McCown and David De Leeuw may be deemed to be members of a group for purposes of this Schedule 13D.

(2)	As described in Item 4 below, upon closing of the Issuer’s initial public offering, CFSI LLC acquired an aggregate of 564,782 common units and 4,239,782 subordinated units of the Issuer. On September 23, 2004, the underwriters for the Issuer’s initial public offering exercised their over-allotment option with respect to 551,250 common units of the Issuer. Pursuant to the terms of the Issuer’s Amended and Restated Agreement of Limited Partnership, one half of the net proceeds received from the underwriters’ exercise of such over-allotment option were used by the Issuer to redeem 551,250 of the 564,782 common units held by CFSI LLC. As a result of such redemption, CFSI LLC currently owns 13,532 common units.

(3)	The Issuer is controlled by its general partner, StoneMor GP LLC. The Board of Directors of the General Partner is elected by a plurality vote of its Class A units, which are all held by CFSI LLC. CFSI LLC owns 13,532 common units and 4,239,782 subordinated units of the Issuer. Each other MDC Entity is deemed to beneficially own such units of the Issuer and to have sole voting and dispositive power over such common units. CFSI LLC is controlled in part by its Board of Managers. McCown De Leeuw & Co. IV, L.P. together with its affiliate funds (McCown De Leeuw & Co. IV Associates, L.P. and Delta Fund LLC) has the right to designate for election a majority of the managers of the Board of Managers of CFSI LLC pursuant to the limited liability company agreement of CFSI LLC. MDC Management Company IV, LLC is the general partner of McCown De Leeuw & Co. IV, L.P. and McCown De Leeuw & Co. IV Associates, L.P. and therefore may be deemed to beneficially own all common units beneficially owned by these entities. Certain key voting and divestiture decisions are made by the unanimous consent of the managing members of MDC Management Company IV, LLC, who are Robert B. Hellman, Jr., George McCown and David De Leeuw. Therefore such individuals may be deemed to share voting and dispositive power over such units.

Page 6 of 16 pages

CUSIP No. 86183Q 10 0

1.	Name of Reporting Person; I.R.S. Identification Nos. of above persons (entities only): George McCown

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒ (1)
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐ N/A

6.	Citizenship or Place of Organization: USA

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 5,000

		8.	Shared Voting Power: 13,532 (2),(3)

		9.	Sole Dispositive Power: 5,000

		10.	Shared Dispositive Power: 13,532 (2),(3)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 18,532 (2),(3)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐ N/A

13.	Percent of Class Represented by Amount in Row (11): 0.3%

14.	Type of Reporting Person (See Instructions): IN

(1)	The MDC Entities, Robert B. Hellman, Jr., George McCown and David De Leeuw may be deemed to be members of a group for purposes of this Schedule 13D.

(2)	As described in Item 4 below, upon closing of the Issuer’s initial public offering, CFSI LLC acquired an aggregate of 564,782 common units and 4,239,782 subordinated units of the Issuer. On September 23, 2004, the underwriters for the Issuer’s initial public offering exercised their over-allotment option with respect to 551,250 common units of the Issuer. Pursuant to the terms of the Issuer’s Amended and Restated Agreement of Limited Partnership, one half of the net proceeds received from the underwriters’ exercise of such over-allotment option were used by the Issuer to redeem 551,250 of the 564,782 common units held by CFSI LLC. As a result of such redemption, CFSI LLC currently owns 13,532 common units.

(3)	The Issuer is controlled by its general partner, StoneMor GP LLC. The Board of Directors of the General Partner is elected by a plurality vote of its Class A units, which are all held by CFSI LLC. CFSI LLC owns 13,532 common units and 4,239,782 subordinated units of the Issuer. Each other MDC Entity is deemed to beneficially own such units of the Issuer and to have sole voting and dispositive power over such common units. CFSI LLC is controlled in part by its Board of Managers. McCown De Leeuw & Co. IV, L.P. together with its affiliate funds (McCown De Leeuw & Co. IV Associates, L.P. and Delta Fund LLC) has the right to designate for election a majority of the managers of the Board of Managers of CFSI LLC pursuant to the limited liability company agreement of CFSI LLC. MDC Management Company IV, LLC is the general partner of McCown De Leeuw & Co. IV, L.P. and McCown De Leeuw & Co. IV Associates, L.P. and therefore may be deemed to beneficially own all common units beneficially owned by these entities. Certain key voting and divestiture decisions are made by the unanimous consent of the managing members of MDC Management Company IV, LLC, who are Robert B. Hellman, Jr., George McCown and David De Leeuw. Therefore such individuals may be deemed to share voting and dispositive power over such units.

Page 7 of 16 pages

CUSIP No. 86183Q 10 0

1.	Name of Reporting Person; I.R.S. Identification Nos. of above persons (entities only): Robert B. Hellman, Jr.

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒ (1)
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐ N/A

6.	Citizenship or Place of Organization: USA

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 5,000

		8.	Shared Voting Power: 13,532 (2),(3)

		9.	Sole Dispositive Power: 5,000

		10.	Shared Dispositive Power: 13,532 (2),(3)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 18,532 (2),(3)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐ N/A

13.	Percent of Class Represented by Amount in Row (11): 0.3%

14.	Type of Reporting Person (See Instructions): IN

(1)	The MDC Entities, Robert B. Hellman, Jr., George McCown and David De Leeuw may be deemed to be members of a group for purposes of this Schedule 13D.

(2)	As described in Item 4 below, upon closing of the Issuer’s initial public offering, CFSI LLC acquired an aggregate of 564,782 common units and 4,239,782 subordinated units of the Issuer. On September 23, 2004, the underwriters for the Issuer’s initial public offering exercised their over-allotment option with respect to 551,250 common units of the Issuer. Pursuant to the terms of the Issuer’s Amended and Restated Agreement of Limited Partnership, one half of the net proceeds received from the underwriters’ exercise of such over-allotment option were used by the Issuer to redeem 551,250 of the 564,782 common units held by CFSI LLC. As a result of such redemption, CFSI LLC currently owns 13,532 common units.

(3)	The Issuer is controlled by its general partner, StoneMor GP LLC. The Board of Directors of the General Partner is elected by a plurality vote of its Class A units, which are all held by CFSI LLC. CFSI LLC owns 13,532 common units and 4,239,782 subordinated units of the Issuer. Each other MDC Entity is deemed to beneficially own such units of the Issuer and to have sole voting and dispositive power over such common units. CFSI LLC is controlled in part by its Board of Managers. McCown De Leeuw & Co. IV, L.P. together with its affiliate funds (McCown De Leeuw & Co. IV Associates, L.P. and Delta Fund LLC) has the right to designate for election a majority of the managers of the Board of Managers of CFSI LLC pursuant to the limited liability company agreement of CFSI LLC. MDC Management Company IV, LLC is the general partner of McCown De Leeuw & Co. IV, L.P. and McCown De Leeuw & Co. IV Associates, L.P. and therefore may be deemed to beneficially own all common units beneficially owned by these entities. Certain key voting and divestiture decisions are made by the unanimous consent of the managing members of MDC Management Company IV, LLC, who are Robert B. Hellman, Jr., George McCown and David De Leeuw. Therefore such individuals may be deemed to share voting and dispositive power over such units.

Page 8 of 16 pages

CUSIP No. 86183Q 10 0

1.	Name of Reporting Person; I.R.S. Identification Nos. of above persons (entities only): David De Leeuw

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒ (1)
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐ N/A

6.	Citizenship or Place of Organization: USA

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 13,532 (2),(3)

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 13,532 (2),(3)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 13,532 (2),(3)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐ N/A

13.	Percent of Class Represented by Amount in Row (11): 0.3%

14.	Type of Reporting Person (See Instructions): IN

(1)	The MDC Entities, Robert B. Hellman, Jr., George McCown and David De Leeuw may be deemed to be members of a group for purposes of this Schedule 13D.

(2)	As described in Item 4 below, upon closing of the Issuer’s initial public offering, CFSI LLC acquired an aggregate of 564,782 common units and 4,239,782 subordinated units of the Issuer. On September 23, 2004, the underwriters for the Issuer’s initial public offering exercised their over-allotment option with respect to 551,250 common units of the Issuer. Pursuant to the terms of the Issuer’s Amended and Restated Agreement of Limited Partnership, one half of the net proceeds received from the underwriters’ exercise of such over-allotment option were used by the Issuer to redeem 551,250 of the 564,782 common units held by CFSI LLC. As a result of such redemption, CFSI LLC currently owns 13,532 common units.

(3)	The Issuer is controlled by its general partner, StoneMor GP LLC. The Board of Directors of the General Partner is elected by a plurality vote of its Class A units, which are all held by CFSI LLC. CFSI LLC owns 13,532 common units and 4,239,782 subordinated units of the Issuer. Each other MDC Entity is deemed to beneficially own such units of the Issuer and to have sole voting and dispositive power over such common units. CFSI LLC is controlled in part by its Board of Managers. McCown De Leeuw & Co. IV, L.P. together with its affiliate funds (McCown De Leeuw & Co. IV Associates, L.P. and Delta Fund LLC) has the right to designate for election a majority of the managers of the Board of Managers of CFSI LLC pursuant to the limited liability company agreement of CFSI LLC. MDC Management Company IV, LLC is the general partner of McCown De Leeuw & Co. IV, L.P. and McCown De Leeuw & Co. IV Associates, L.P. and therefore may be deemed to beneficially own all common units beneficially owned by these entities. Certain key voting and divestiture decisions are made by the unanimous consent of the managing members of MDC Management Company IV, LLC, who are Robert B. Hellman, Jr., George McCown and David De Leeuw. Therefore such individuals may be deemed to share voting and dispositive power over such units.

Page 9 of 16 pages

Item 1. Security and Issuer.

(a) The class of equity securities to which this Schedule 13D relates is common units representing limited partner interests (“common units”) of StoneMor Partners L.P., a Delaware limited partnership (the “Issuer”).

(b) The principal executive offices of the Issuer are located at 155 Rittenhouse Circle, Bristol, Pennsylvania 19007.

Item 2. Identity and Background.

(a)	This Statement is filed by: CFSI LLC, a Delaware, limited liability company; McCown De Leeuw & Co. IV, L.P., a California limited partnership (“MDCIV”); McCown De Leeuw & Co. IV Associates, L.P., a California, limited partnership (“MDCIVA”); Delta Fund LLC, a California limited liability company (“Delta” and together with MDCIV and MDCIVA IV, the “MDC Funds”); MDC Management Company IV, LLC, a California limited liability company; Robert B. Hellman, Jr.; George McCown; and David De Leeuw (collectively, the “Filing Parties”).

(b)	The address of the principal place of business of each of the Filing Parties is as follows:

CFSI LLC, 155 Rittenhouse Circle, Bristol, PA 19007

McCown De Leeuw & Co. IV, L.P., 525 Middlefield Road, Suite 210, Menlo Park, CA 94025

McCown De Leeuw & Co. IV Associates, L.P., 525 Middlefield Road, Suite 210, Menlo Park, CA 94025

Delta Fund LLC, 525 Middlefield Road, Suite 210, Menlo Park, CA 94025

MDC Management Company IV, LLC, 525 Middlefield Road, Suite 210, Menlo Park, CA 94025

Robert B. Hellman, Jr., 525 Middlefield Road, Suite 210, Menlo Park, CA 94025

George McCown, 525 Middlefield Road, Suite 210, Menlo Park, CA 94025

David De Leeuw, 525 Middlefield Road, Suite 210, Menlo Park, CA 94025

(c)	The principal business of CFSI LLC is the ownership and operation of U.S. cemeteries and related products and services. The principal business of the other Filing Parties is private equity investing and portfolio company management.

(d)	During the last five years, none of the Filing Parties or any of the Listed Persons (as defined below), to the knowledge of the Filing Parties, has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, none of the Filing Parties or any of the Listed Persons, to the knowledge of the Filing Parties, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in his being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The citizenship of each of the Filing Parties is as follows:

CFSI LLC, a Delaware limited liability company

McCown De Leeuw & Co. IV, L.P., a California limited partnership

McCown De Leeuw & Co. IV Associates, L.P., a California limited partnership

Delta Fund LLC, a California limited liability company

MDC Management Company IV, LLC, a California limited liability company

Robert B. Hellman, Jr., United States citizen

George McCown, United States citizen

David De Leeuw, United States citizen

In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the general partners, executive officers, Board of Directors and each person controlling the Filing Parties (collectively, the “Listed Persons”) required by Item 2 of Schedule 13D is provided on Schedule 1 and is incorporated by reference herein.

Page 10 of 16 pages

Item 3. Source and Amount of Funds or Other Consideration.

As described in Item 4 below, the Issuer was formed as a Delaware limited partnership to own and operate the assets and businesses previously owned and operated by Cornerstone Family Services, Inc. (“Cornerstone”), which, in connection with the closing of the Issuer’s initial public offering, was converted into CFSI LLC. In connection with the conversion of Cornerstone into CFSI LLC, all of the outstanding shares of Cornerstone common stock were converted into Class B units of CFSI LLC, and all of the outstanding shares of Cornerstone preferred stock were converted into Class A units of CFSI LLC. On September 20, 2004, CFSI LLC received 564,782 common units and 4,239,782 subordinated units of the Issuer as consideration for Cornerstone’s contribution of its assets and liabilities to the Issuer in connection with the closing of the Issuer’s initial public offering. Except as otherwise indicated, the common unit numbers reflected throughout this Schedule 13D reflect the number of common units owned after the underwriters exercise of their over-allotment option and the redemption of 551,250 common units held by CFSI LLC pursuant to the terms of the Issuer’s First Amended and Restated Agreement of Limited Partnership (the “Partnership Agreement”).

The Filing Parties (other than CFSI LLC) acquired their beneficial ownership interest in Cornerstone, prior to its conversion into CFSI LLC, by using funds raised from the partners of MDCIV and MDCIVA, and the members of Delta, for the purposes of making venture capital investments.

Item 4. Purpose of Transaction.

On September 20, 2004, the Filing Parties acquired 564,782 common units for investment purposes in connection with Cornerstone’s contribution of its assets and liabilities to the Issuer in connection with the closing of the Issuer’s initial public offering. Additionally, Messrs. Hellman and McCown each purchased 5,000 common units directly from the Issuer pursuant to the directed units program conducted as part of the Issuer’s initial public offering. Through representation on the board of directors of the Issuer’s general partner, the Filing Parties wish to influence the management policies and control of the Issuer with the aim of increasing the value of the Issuer and thus the Filing Parties’ investment. The Filing Parties retain the right to change their investment intent. On September 23, 2004, the underwriters exercised their over-allotment option, and pursuant to the terms of the Partnership Agreement, the Issuer used one-half of the net proceeds received from such exercise to redeem 551,250 common units from CFSI LLC. Additionally, as more fully described in Item 6 below, under certain circumstances, the 4,239,782 subordinated units of the Issuer held by CFSI LLC are convertible into common units on a one-for-one basis.

As of the date of this Schedule 13D, none of the Filing Parties has any plans or proposals which relate to or would result in any of the following actions, except as disclosed herein and except that the Filing Parties or their affiliates may, from time to time or at any time, subject to market conditions and other factors, purchase additional common units in the open market, in privately negotiated transactions or otherwise, or sell at any time all or a portion of the shares of common units now owned or hereafter acquired by them to one or more purchasers:

•	the acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;
•	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;
•	a sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;
•	any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
•	any material change in the present capitalization or dividend policy of the issuer;
•	any other material change in the issuer’s business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;
•	changes in the issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;
•	causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
•	a class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
•	any action similar to any of those enumerated above.

The directors of the Issuer’s general partner, StoneMor GP LLC (the “General Partner”), will be elected by a plurality vote of the Class A units of StoneMor GP LLC which are all currently held by CFSI LLC, which is controlled by the MDC Entities; provided, however, that so long as Lawrence Miller serves as the Chief Executive Officer of the General Partner, he must also serve as a director of the General Partner and that so long as William Shane serves as the Chief Financial Officer of the General Partner, he must also serve as a director of the General Partner. Pursuant to the terms of the Issuer’s Partnership Agreement, the General Partner may not be removed except by the vote of the holders of at least 66 2/3% of the outstanding common and subordinated units, including units owned by the General Partner and its affiliates, voting together as a single class. Because of their controlling ownership interest in the General Partner, CFSI LLC and the MDC Entities will be able to control the election of a majority of the directors of the General Partner and because CFSI LLC and the MDC Entities will indirectly control greater than 33 1/3% of the Issuer’s common and subordinated units, they will also be able to prevent the removal of the General Partner.

Pursuant to the Amended and Restated Limited Liability Company Agreement of CFSI LLC, CFSI LLC, through its direct control of the General Partner and its indirect control of the Issuer and its subsidiaries, will be able to prevent the Issuer, its subsidiaries and the General Partner from taking certain significant actions without the approval of CFSI LLC. These actions include:

•	certain acquisitions, borrowings and capital expenditures by the Issuer, its subsidiaries or the General Partner;
•	issuances of equity interests in the Issuer or its subsidiaries; and
•	certain dispositions of equity interests in, or assets of, the Issuer, the General Partner or the Issuer’s subsidiaries.

References to, and descriptions of, the Partnership Agreement of the Issuer as set forth in this Item 4 are qualified in their entirety by reference to the Partnership Agreement filed as Appendix A to the Issuer’s final prospectus, filed with the United States Securities and Exchange Commission (the “Commission”), pursuant to Rule 424(b)(4) under the Securities Act of 1933, on September 16, 2004 which is incorporated in its entirety in this Item 4.

Item 5. Interest in Securities of the Issuer.

The Filing Parties may be deemed to be members of a group for purposes of this Schedule 13D.

(a) CFSI LLC owns 13,532 common units or 0.03% of the issued and outstanding common units of the Issuer and 4,239,782 subordinated units of the Issuer. Each of the other the MDC Entities, including the managing members of MDC Management Company IV, LLC, who are Robert B. Hellman, Jr., George McCown and David De Leeuw, are deemed to also beneficially own these units as a result of their direct or indirect control of CFSI LLC. Additionally Mr. Hellman and Mr. McCown each own 5,000 common units of the Issuer. As more fully described in Item 6 below, under certain circumstances, the 4,239,782 subordinated units of the Issuer held by CFSI LLC, and held beneficially by the other Filing Parties, are convertible into common units on a one-for-one basis.

Page 11 of 16 pages

The percentage ownership of common units beneficially owned by the Filing Parties is calculated based upon dividing 13,532 common units beneficially owned by the Filing Parties (or 18,532 in the case of Messrs. Hellman and McCown) by 4,239,782 issued and outstanding common units as of the date of this Schedule 13D, which is the sum of: (a) 3,675,000 firmly underwritten common units of the Issuer, (b) 551,250 common units issued in connection with the exercise of the underwriters’ over-allotment option and (c) 13,532 common units held by CFSI LLC (after giving effect to the redemption of 551,250 common units following the exercise of the underwriters over-allotment option).

(b) CFSI LLC and each other MDC Entity has sole voting and dispositive power over the common units held by CFSI LLC. the General Partner of the Issuer, owns 2% of the general partner interests of the Issuer. CFSI LLC owns 100% of the Class A units of the General Partner and has the right to elect by plurality vote of the Class A units a majority of the Board of Directors of the General Partner. CFSI LLC is controlled in part by its Board of Managers. The MDC Funds have the right to designate for election a majority of the managers of the Board of Managers of CFSI LLC pursuant to the limited liability company agreement of CFSI LLC. MDC Management Company IV, LLC, is the general partner of McCown De Leeuw & Co. IV, L.P. and McCown De Leeuw & Co. IV Associates, L.P. and therefore may be deemed to beneficially own all common units beneficially owned by these entities. Certain key voting and divestiture decisions are made by the unanimous consent of the managing members of MDC Management Company IV, LLC, who are Robert B. Hellman, Jr., George McCown and David De Leeuw. Therefore such individuals may be deemed to have shared voting and dispositive power over such common units. In addition, Mr. Hellman and Mr. McCown each have sole voting and dispositive power over their respective 5,000 common units of the Issuer.

(c) Except as described herein, none of the Filing Parties has effected any transactions in the common units during the past 60 days.

(d) CFSI LLC will distribute the proceeds from the redemption of common units upon exercise of the underwriters’ over-allotment option to the holders of its Class A units on a pro rata basis in proportion to their Class A units. Under the limited liability company agreement of CFSI LLC, this distribution will be treated as a repurchase of a portion of the outstanding Class A units for an amount equal to the aggregate amount of the distribution. CFSI LLC will select the Class A units to be repurchased such that the Class A units selected for repurchase from each holder will bear the same proportion to the total Class A units owned by such holder as the proportion of all Class A units selected for repurchase bears to the total of all outstanding Class A units. The MDC Funds collectively own 96.3% of the outstanding Class A units of CFSI LLC, each of Messrs. Miller and Shane owns 1.5% of the outstanding Class A units of CFSI LLC through entities that they own, and Mr. Lautman owns 0.7% of the outstanding Class A units of CFSI LLC. Upon the distribution by CFSI LLC of the proceeds of this redemption, CFSI LLC will repurchase up to approximately 28% of the outstanding Class A units held by each holder of CFSI LLC Class A units. Except for the foregoing and the cash distribution described in Item 6 below, no other person is known by the Filing Parties to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, common units beneficially owned by the Filing Parties.

(e) The Filing Parties ceased to be beneficial owners of more than five percent of the Issuer’s common units on September 23, 2004 in connection with the Issuer’s redemption of 551,250 of common units held by CFSI LLC.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information provided or incorporated by reference in Item 3 and Item 4 is hereby incorporated by reference herein.

Omnibus Agreement

Under the terms of an Omnibus Agreement, dated September 20, 2004, entered into with the MDC Entities, the General Partner, Cornerstone Family Services LLC and StoneMor Operating LLC (the “Omnibus Agreement”), as long as the General Partner is an affiliate of the MDC Funds, the MDC Funds will agree, and will cause their controlled affiliates to agree, not to engage, either directly or indirectly, in the business of owning and operating cemeteries and funeral homes (including the sales of cemetery and funeral home products and services) in the United States.

CFSI LLC agreed under the terms of the Omnibus Agreement to indemnify the Issuer for all federal, state and local income tax liabilities attributable to the operation of the assets contributed by CFSI LLC to the Issuer prior to the closing of the Issuer’s initial public offering. CFSI LLC has also agreed to indemnify the Issuer against additional income tax liabilities, if any, that arise from the consummation of the transactions related to the Issuer’s formation in excess of those believed to result at the time of the closing of the initial public offering. Until all of its indemnification obligations under the Omnibus Agreement have been satisfied in full, CFSI LLC will be subject to limitations on its ability to dispose of or encumber its interest in the General Partner or the common units or subordinated units held by it (except upon the redemption of common units by the Issuer upon the exercise of the underwriters over-allotment option) and will also be prohibited from incurring any indebtedness or other liability. CFSI LLC will also be subject to certain limitations on its ability to transfer its interest in the General Partner or the common units or subordinated units held by it if the effect of the proposed transfer would trigger an “ownership change” under the Internal Revenue Code that would limit the Issuer’s ability to use its federal net operating loss carryovers.

Issuer’s First Amended and Restated Limited Partnership Agreement

Cash Distributions

Pursuant to the terms of the Issuer’s Partnership Agreement, the Issuer intends to make minimum quarterly distributions of $0.4625 per unit if the Issuer has sufficient cash from their operations after the Issuer has paid its expenses, including the expenses of its General Partner, funded merchandise and perpetual care trusts and established necessary cash reserves. In general, the Issuer will pay any cash distributions made each quarter to its unitholders, including CFSI LLC, in the following manner:

     first, 98% to the common units and 2% to the General Partner, until each common unit has received a minimum quarterly distribution of $0.4625 plus any arrearages from prior quarters;

     second, 98% to the subordinated units and 2% to the General Partner, until each subordinated unit has received a minimum quarterly distribution of $0.4625; and

     third, 98% to all units, pro rata, and 2% to the General Partner, until each unit has received a distribution of $0.5125.

     If cash distributions per unit exceed $0.5125 in any quarter, the General Partner will receive increasing percentages, up to a maximum of 50%, of the cash distributed in excess of that amount.

Page 12 of 16 pages

Conversion of Subordinated Units

Per the terms of the Partnership Agreement, in any quarter during the subordination period (the period subordinated units are outstanding) the subordinated units are entitled to receive the minimum quarterly distribution of $0.4625 only after the common units have received the minimum quarterly distribution and arrearages in the payment of the minimum quarterly distribution from prior quarters. Subordinated units will not accrue arrearages. The subordination period will end once the Issuer meets certain financial tests set forth in the Partnership Agreement, but it generally cannot end before September 30, 2009. These financial tests require the Issuer to have earned and paid the minimum quarterly distribution on all of the outstanding units for three consecutive four-quarter periods. When the subordination period ends, all remaining subordinated units will convert into common units on a one-for-one basis, and the common units will no longer be entitled to arrearages.

If the Issuer meets the financial tests in the Partnership Agreement for any three consecutive four-quarter periods ending on or after September 30, 2007, 25% of the subordinated units will convert into common units. If the Issuer meets these tests for any three consecutive four-quarter periods ending on or after September 30, 2008, an additional 25% of the subordinated units will convert into common units. The early conversion of the second 25% of the subordinated units may not occur until at least one year after the early conversion of the first 25% of subordinated units.

Pursuant to the terms of the Partnership Agreement, if, at any time, the General Partner and its affiliates own more than 80% of the common units then outstanding, the General Partner has the right, but not the obligation, which it may assign to any of its affiliates or to the Issuer, to acquire all, but not less than all, of the remaining common units at a price not less than the then-current market price of the common units. The General Partner may exercise its right to call and purchase common units or assign this right to any of its affiliates or to the Issuer. The General Partner may exercise this right at its option, free of any fiduciary duty or obligation to the Issuer or its unitholders.

Amended and Restated Limited Liability Company Agreement of CFSI LLC

Under the Amended and Restated Limited Liability Company Agreement of CFSI LLC, the MDC Entities have the right to designate at least three individuals to serve on the board of managers of CFSI LLC. In addition, for so long as Mr. Miller serves as an officer of CFSI LLC, he will also serve as a manager of CFSI LLC, and for so long as Mr. Shane serves as an officer of CFSI LLC, he will also serve as a manager of CFSI LLC.

To the best of the Filing Parties’ knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

Item 7. Material to Be Filed as Exhibits.

A. First Amended and Restated Agreement of Limited Partnership of StoneMor Partners L.P. (attached as Appendix A to the Issuer’s final prospectus filed with the Commission pursuant to Rule 424(b)(4) on September 16, 2004 and incorporated herein in its entirety).

B. Omnibus Agreement of StoneMor Partners L.P., CFSI LLC, StoneMor GP LLC and certain other parties named therein (filed as Exhibit 10.5 to Pre-Effective Amendment No. 2 to the Issuer’s Registration Statement on Form S-1, filed with the Commission on July 12, 2004 and incorporated herein in its entirety).

C. Underwriting Agreement by and among StoneMor Partners L.P., CFSI LLC, StoneMor GP LLC and certain other parties named therein (filed as Exhibit 1.1 to Pre-Effective Amendment No. 2 to the Issuer’s Registration Statement on Form S-1, filed with the Commission on July 12, 2004 and incorporated herein in its entirety).

D. Joint Filing Statement (filed herewith).

Page 13 of 16 pages

SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 30, 2004

CFSI LLC
By:	/s/ Lawrence Miller

MDC Management Company IV, LLC,

By:	/s/ Robert B. Hellman, Jr.

McCown De Leeuw & Co. IV Associates, L.P.,
By: MDC Management Company IV, LLC, its general partner
By:	/s/ Robert B. Hellman, Jr.

McCown De Leeuw & Co. IV, L.P.,
By: MDC Management Company IV, LLC, its general partner
By:	/s/ Robert B. Hellman, Jr.

Delta Fund LLC,
By:	/s/ Robert B. Hellman, Jr.

/s/ David E. De Leeuw

David E. De Leeuw

/s/ Robert B. Hellman, Jr.

Robert B. Hellman

/s/ George E. McCown

George E. McCown

Page 14 of 16 pages

SCHEDULE 1

CFSI LLC

Executive Officers:

Lawrence Miller
c/o CFSI LLC
155 Rittenhouse Circle, Bristol, PA 19007
Principal Occupation: Chairman of Board of Managers, President and Chief
Executive Officer of CFSI LLC; Chief Executive Officer, President and Director
of StoneMor GP LLC, the General Partner of the Issuer; Member of StoneMor GP
LLC
Citizenship: USA

William R. Shane
c/o CFSI LLC
155 Rittenhouse Circle, Bristol, PA 19007
Principal Occupation: Chief Financial Officer and Member of Board of Managers
of CFSI LLC; Executive Vice President, Chief Financial Officer and Director of
StoneMor GP, LLC;
Citizenship: USA

Fenton R. Talbott
c/o McCown De Leeuw & Co., LLC
525 Middlefield Rd, Suite 210
Menlo Park, California, 94025
Principal Occupation: Private equity investment professional for McCown De
Leeuw & Co.; Chairman of the Board of CFSI LLC
Citizenship: USA

Jeffrey A. Zawadsky
c/o McCown De Leeuw & Co., LLC
525 Middlefield Rd, Suite 210
Menlo Park, California, 94025
Principal Occupation: Private equity investment professional for McCown De
Leeuw & Co.; Vice President and Secretary of CFSI LLC
Citizenship: USA

Board of Managers:

Lawrence Miller
(See above)

William R. Shane
(See above)

Allen R. Freedman
c/o CFSI LLC
155 Rittenhouse Circle, Bristol, PA 19007
Principal Occupation: Chairman of Systems and Computer Technology Corp. and Director of Assurant, Inc.
Citizenship: USA

Robert B. Hellman, Jr.
c/o McCown De Leeuw & Co., LLC
525 Middlefield Rd, Suite 210
Menlo Park, California, 94025
Principal Occupation: Private equity investment professional for McCown De
Leeuw & Co.
Citizenship: USA

Martin R. Lautman, Ph.D.
c/o CFSI LLC
155 Rittenhouse Circle, Bristol, PA 19007
Principal Occupation: Managing Director of GfK Arbor, LLC
Citizenship: USA

Fenton R. Talbott
(See above)

Jeffrey A. Zawadsky
(See above)

Page 15 of 16 pages

Delta Fund LLC

Voting Members:

John E. Murphy
c/o McCown De Leeuw & Co., LLC
525 Middlefield Rd, Suite 210
Menlo Park, California, 94025
Principal Occupation: Private equity investment professional for McCown De
Leeuw & Co.
Citizenship: USA

George McCown
c/o McCown De Leeuw & Co., LLC
525 Middlefield Rd, Suite 210
Menlo Park, California, 94025
Principal Occupation: Private equity investment professional for McCown De
Leeuw & Co.
Citizenship: USA

David E. De Leeuw
c/o McCown De Leeuw & Co., LLC
525 Middlefield Rd, Suite 210
Menlo Park, California, 94025
Principal Occupation: Private equity investment professional for Lion Chemical
Capital LLC
Citizenship: USA

Robert B. Hellman, Jr.
(see above)

Page 16 of 16 pages

EXHIBIT INDEX

A. First Amended and Restated Agreement of Limited Partnership of StoneMor Partners L.P. (attached as Appendix A to the Issuer’s final prospectus filed with the Commission pursuant to Rule 424(b)(4) on September 16, 2004 and incorporated herein in its entirety).

B. Omnibus Agreement of StoneMor Partners L.P., CFSI LLC, StoneMor GP LLC and certain other parties named therein (filed as Exhibit 10.5 to Pre-Effective Amendment No. 2 to the Issuer’s Registration Statement on Form S-1, filed with the Commission on July 12, 2004 and incorporated herein in its entirety).

C. Underwriting Agreement by and among StoneMor Partners L.P., CFSI LLC, StoneMor GP LLC and certain other parties named therein (filed as Exhibit 1.1 to Pre-Effective Amendment No. 2 to the Issuer’s Registration Statement on Form S-1, filed with the Commission on July 12, 2004 and incorporated herein in its entirety).

D. Joint Filing Statement (filed herewith).